As filed with the Securities and Exchange Commission on January 28, 2022

Registration No. 333-236024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment

No. 1 to

FORM S-8

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

ISORAY, INC.

(Exact name of registrant as specified in its charter)

Delaware	41-1458152
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

350 Hills Street, Suite 106

Richland, Washington 99354

(Address of principal executive offices) (Zip Code)

Amended and Restated 2020 Equity Incentive Plan

(Full title of the plan)

Lori A. Woods

Chief Executive Officer

Isoray, Inc.

350 Hills Street, Suite 106

Richland, Washington 99354

(Name and address of agent for service)

(509) 375-1202

(Telephone number, including area code, of agent for service)

Copy to:

Stephen R. Boatwright

Gallagher & Kennedy, P.A.

2575 E. Camelback Road

Phoenix, Arizona 85016

(602) 530-8000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

EXPLANATORY NOTE

On January 23, 2020, Isoray, Inc. (the “Registrant” or the “Company”) filed a registration statement on Form S-8 (Registration No. 333-236024) (the “Registration Statement”) to register 6,000,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), reserved for issuance under the Company’s 2020 Equity Incentive Plan as originally approved by the Company’s stockholders on December 10, 2019.

On December 7, 2021, the Company’s stockholders approved the Amended and Restated 2020 Equity Incentive Plan (the “Amended and Restated Plan”), which amends the 2020 Equity Incentive Plan to authorize the granting of restricted stock units thereunder. This Post-Effective Amendment No. 1 to the Registration Statement (this “Amendment”) is being filed for the purpose of updating the exhibits to the Registration Statement to include the Amended and Restated Plan. Except as described herein, this Amendment does not update, amend, or modify any other information, statement, or disclosure contained in the Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8.         Exhibits.

(Except as otherwise indicated (a) all exhibits were previously filed, (b) all omitted exhibits are intentionally omitted, and (c) all Reports referenced below were filed under SEC file number 001-33407.)

Exhibit Number	Exhibit

4.1	Certificate of Incorporation, incorporated by reference to Exhibit A of the Form Def 14A filed on November 9, 2018.

4.2	Bylaws, incorporated by reference to Exhibit C of the Form Def 14A filed on November 9, 2018.

4.3	Form of Warrant, dated July 11, 2018, incorporated by reference to Exhibit 10.3 of the Form 8-K filed on July 11, 2018.

4.4	Form of Warrant, incorporated by reference to Exhibit A of Exhibit 10.1 of the Form 8-K filed on October 22, 2020.

10.1	Amended and Restated 2020 Equity Incentive Plan (incorporated by reference to Appendix A to the Registrant’s definitive proxy statement, filed with the Commission on October 25, 2021).

24.1	Power of Attorney (see signature page).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richland, State of Washington, on this 28th day of January, 2022.

Isoray, Inc.

By:	/s/ Lori A. Woods
Lori A. Woods
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lori A. Woods, his attorney-in-fact and agent, with the power of substitution, for him and in his name, place, or stead, in any and all capacities, to sign any amendments to this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8, and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to Lori. A. Woods full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he might or could do in person, and ratifying and confirming all that the attorney-in-fact and agent, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael McCormick	Chairman of the Board	January 28, 2022
Michael McCormick

/s/ Lori. A. Woods	Chief Executive Officer, Director	January 28, 2022
Lori A. Woods

/s/ Jonathan Hunt	Chief Financial Officer,	January 26, 2022
Jonathan Hunt	Co-Principal Financial Officer

/s/ Mark J. Austin	Vice President of Finance and	January 28, 2022
Mark J. Austin	Corporate Controller, Co-Principal Financial
and Principal Accounting Officer

/s/ Alan Hoffmann	Director	January 26, 2022
Alan Hoffmann

/s/ Philip Vitale	Director	January 28, 2022
Philip Vitale

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